Exhibit 99.1

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

ITURAN LOCATION AND CONTROL LTD.
PRESENTS RESULTS FOR THE FIRST QUARTER OF 2007

Quarterly Revenues growing 16% over last year

AZOUR, Israel - May 29, 2007 - Ituran Location and Control Ltd. (NASDAQ: ITRN, TASE: ITRN), today announced its consolidated financial results for the first quarter ended March 31, 2007.

Highlights
—	Revenues of $27.9 million, a 16.2% increase over that of the first quarter of 2006.
—	Subscribers reached 407,000 as of March 31st, 2007, an increase of 49,000 subscribers from 358,000 subscribers as of March 31st, 2006
—	Following the end of the first quarter, Ituran acquired MAPA group, the main provider of geographical information in Israel.

First Quarter Results
Revenues for the first quarter of 2007 reached US$27.9 million. This represents a 16.2% increase compared with revenues of US$24.1 million in the first quarter of last year. The increase in revenues was driven by the continued growth in the Company’s subscriber base and growth in sales of the Company’s wireless products. In addition, product revenues included the contribution of ERM, whose results were fully consolidated with Ituran’s as of December 1st, 2006.

Operating profit for the first quarter of 2007 was US$6.1 million (21.8% of revenues) compared with US$5.9 million (24.3% of revenues) in the first quarter of 2006, representing growth of 4.2%. The lower operating margin in the quarter was due to the delay in recognizing revenues from the second and third phase of the project in Korea. In addition, the appreciation of the shekel against the US dollar caused a relative increase, in US dollar terms, of Ituran’s expenses generated in Israel. This is because service revenues in Israel are linked to the US dollar and therefore do not benefit from the weaker US Dollar, while a large portion of the expenses are generated in Israeli shekels. Excluding these two effects, the operating margin in the quarter would have been 2% higher.

Furthermore, the new business in Rio De Janeiro which was not operational in the first quarter of 2006, had a negative impact on profitability in the first quarter of 2007 as it is not yet profitable. The operation in Rio is expected to reach break even by year end 2007. In addition, the recently acquired ERM business exhibits margins which are lower than the Group average. Management expects that operating margins will improve in the second half of the year.

Net profit was US$4.4 million in the first quarter of 2007 (15.7% of revenues), compared with US$4.5 million (18.8% of revenues), as reported in the first quarter of 2006.

Fully diluted EPS in the first quarter of 2007 was US$0.19 compared with US$0.19 per fully diluted share in the first quarter of 2006.

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ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

Cash flow from operations during the quarter was US$1.3 million. As of March 31st, 2007 the company had a net cash position (including marketable securities) of US$59.0 million compared with US$59.4 million on December 31st, 2006.

Eyal Sheratzky, Co-CEO of Ituran said, “Our business continues to grow, and in the quarter we grew our revenues by 16% over last year, adding 49,000 subscribers since March 31, 2006. Even though our profitability was below what we have seen in the last few quarters, we believe that this is temporary and we expect that operating margins will register improvement in the second half of the year.”

“Following a year of groundwork, research and development, we recently introduced the ‘Ituran GPS’ car navigation system for use in all regions in which we operate,” continued Mr. Sheratzky. “In the coming months, we expect to commercially launch the system through an intensive marketing campaign which will involve increased expenses in marketing and penetration activities. This new offering highly complements our existing services, and fits our strategy of continuously expanding the scope of the location based services that we can offer to our customers. “

“We recently signed our agreement to buy the fast growing Mapa- owner of the only geographical information system for navigation in Israel,” concluded Mr. Sheratzky. “This is a highly synergetic acquisition for Ituran, strengthening our location based services and enabling us to provide value added services to our customers. In addition, Mapa’s business is a strong fit as it is based on recurring revenues similar to our service revenue model. We are continuing to look to compliment our organic growth with further acquisitions and we see opportunities in the market place. I will only consider them if they make strong business and financial sense. I am very much confident that we will be able to announce further such deals during 2007.”

Conference Call Information

The Company will also be hosting a conference call today, Tuesday, May 29, 2007, at 10:00am EDT. On the call, management will review and discuss the results and will be available to answer investor questions.

To participate, please call one of the following teleconferencing numbers. Please begin placing your calls at least 5 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Number: 1 888 407 2553
UK Dial-in Number: 0 800 917 9141
ISRAEL Dial-in Number: 03 918 0610
INTERNATIONAL Dial-in Number: +972 3 918 0610

at:
10:00am Eastern Time, 7:00am Pacific Time, 5:00pm Israel Time

For those unable to listen to the live call, a replay of the call will be available for three months from the day after the call in the investor relations section of Ituran’s website, at: www.ituran.com

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ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

About Ituran

Ituran provides location-based services, consisting predominantly of stolen vehicle recovery and tracking services, as well as wireless communications products used in connection with its location-based services and various other applications. Ituran offers mobile asset location, Stolen Vehicle Recovery, management & control services for vehicles, cargo and personal security, and radio frequency identification products for various purposes including automatic meter reading, electronic toll collection and homeland security applications. Ituran’s subscriber base has been growing significantly since the Company’s inception to over 407,000 subscribers distributed globally. Established in 1995, Ituran has approximately 800 employees worldwide, provides its location based services and has a market leading position in Israel, Brazil, Argentina and the United States. The company also sells its products in China and South Korea.

Company Contact

Udi Mizrachi (udi_m@ituran.com)
VP Finance, Ituran
(Israel) +972 3 557 1348

International Investor Relations

Ehud Helft
Kenny Green
info@gkir.com
GK Investor Relations
(US) +1-866-704-6710

Investor Relations in Israel

Oded Ben Chorin (oded@km-ir.co.il)
KM Investor Relations
(Israel) +972-3-5167620

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

Consolidated Interim Financial Statements

as of March 31, 2007

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

Consolidated Interim Financial Statements

as of March 31, 2007

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES
CONSOLIDATED INTERIM BALANCE SHEETS

	US dollars
	December 31,	March 31,
(in thousands)	2006	2007

Current assets

Cash and cash equivalents	43,812	50,614
Investments in marketable securities	16,034	8,591
Accounts receivable (net of allowance for doubtful accounts)	29,709	34,098
Other current assets	4,169	4,016
Contracts in process , net	1,456	1,524
Inventories	10,910	14,040

	106,090	112,883

Long-term investments and debit balances

Investments in affiliated companies	881	1,332
Accounts receivable	123	45
Deposit	1,457	1,506
Deferred income taxes	5,112	5,255
Funds in respect of employee rights upon retirement	4,001	4,202

	11,574	12,340

Property and equipment, net	19,109	20,538

Intangible assets, net	2,784	2,681

Goodwill	4,536	4,598

Total assets	144,093	153,040

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES
CONSOLIDATED INTERIM BALANCE SHEETS

	US dollars
	December 31,	March 31,
(in thousands)	2006	2007

Current liabilities

Credit from banking institutions	474	231
Accounts payable	14,956	17,629
Deferred revenues	4,399	4,297
Other current liabilities	12,827	12,729

	32,656	34,886

Long-term liabilities

Liability for employee rights upon retirement	5,278	5,524
Deferred income taxes	816	830

	6,094	6,354

Contingent liabilities, liens and guarantees

Minority interest	2,578	2,843

Capital Notes	5,894	5,894

Total shareholders' equity	96,871	103,063

Total liabilities and shareholders' equity	144,093	153,040

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES
CONSOLIDATED INTERIM STATEMENTS OF INCOME

	US dollars
	Three months period ended March 31,
(in thousands except per share data)	2006	2007

Revenues:
Location-based services	12,823	14,603
Wireless communications products	11,227	13,335

	24,050	27,938

Cost of revenues:
Location-based services	4,122	5,058
Wireless communications products	8,217	9,669

	12,339	14,727

Gross profit	11,711	13,211
Research and development expenses	683	713
Selling and marketing expenses	1,168	1,582
General and administrative expenses	4,009	4,845
Other income, net	(4)	(11)

Operating income	5,855	6,082
Financing income , net	417	311

Income before taxes on income	6,272	6,393
Taxes on income	(1,484)	(1,725)

	4,788	4,668
Share in losses of affiliated companies, net	(113)	(57)
Minority interests in income of subsidiaries	(149)	(224)

Net income for the period	4,526	4,387

Earnings per share:
Basic	0.20	0.19

Diluted	0.19	0.19

Weighted average number of shares outstanding (in thousands):
Basic	23,091	23,321

Diluted	23,482	23,482

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES
CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

	US dollars
	Three months period ended March 31,
(in thousands)	2006	2007

Cash flows from operating activities
Net income for the period	4,526	4,387
Adjustments to reconcile net income to net cash from operating activities:
Depreciation and amortization	839	1,378
Exchange differences on principal of deposit and loan, net	8	(24)
Exchange differences on principal of marketable securities	280	(240)
Increase (decrease) in liability for employee rights upon retirement	(205)	158
Share in losses of affiliated companies, net	113	57
Deferred income taxes	(312)	17
Capital loses (gains) on sale of property and equipment, net	8	(13)
Minority interests in profits of subsidiaries, net	149	224
Increase in accounts receivable	(1,055)	(3,804)
Decrease (increase) in other current assets	(291)	150
Increase in inventories and contracts in process, net	(1,968)	(2,990)
Increase in accounts payable	2,295	2,472
Increase (decrease) in deferred revenues	465	(176)
Decrease in other current liabilities	(259)	(315)

Net cash provided by operating activities	4,593	1,281

Cash flows from investing activities
Increase in funds in respect of employee rights upon retirement, net of withdrawals	(149)	(134)
Capital expenditures	(1,793)	(2,366)
Proceeds from sale of property and equipment	-	76
Investment in affiliated companies	-	(500)
Purchase of intangible assets and minority interest	(23)	-
Investment in marketable securities	(44,119)	(1,055)
Sale of marketable securities	3,069	9,008
Loan granted to affiliated company	(149)	-

Net cash used in investment activities	(43,164)	5,029

Cash flows from financing activities
Short-term credit from banking institutions, net	(227)	92
Repayment of long-term loans	(1,192)	(337)
Dividend paid	-	-
Proceeds from exercise of options by employees	-	-
Acquisition of minority interests in subsidiaries	(21)	-

Net cash used in financing activities	(1,440)	(245)

Effect of exchange rate changes on cash and cash equivalents	(777)	737

Net increase (decrease) in cash and cash equivalents	(40,788)	6,802
Balance of cash and cash equivalents at beginning of period	58,429	43,812

Balance of cash and cash equivalents at end of period	17,641	50,614